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                            UNITED STATES            Expires: December 31, 1997
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                   -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 INFINITY, INC.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                           (Title Class of Securities)


                                   4566-32-304
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 4, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages.

                                  SCHEDULE 13D


CUSIP No. 4566-32-304                                     Page 2 of 5 Pages
--------------------------                           ---------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Gaines, Berland Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
                    |       7        SOLE VOTING POWER
                    |
                    |                    296,940
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |       8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                      -0-
           EACH     |-----------------------------------------------------------
         REPORTING  |       9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH                          296,940
                    |-----------------------------------------------------------
                    |       10       SHARED DISPOSITIVE POWER
                    |
                    |                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             296,940
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      |X|
             (See Item 5(a) and (b))
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             CO, BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.                        No change.

Item 2.  Identity and Background.                    No change.

Item 3.  Source and Amount of Funds or other Consideration.

         Gaines, Berland Inc. ("GBI") paid $291,768.75 from its working capital to exercise warrants to purchase 333,450 shares (the beneficial ownership of which has previously been reported on the original Schedule 13D to this Final Amendment) of the common stock, par value $.0001 ("Common Stock") of Infinity, Inc. ("Issuer"), a Colorado corporation. This Amendment No. 2 is being filed on behalf of GBI to report a decrease in beneficial ownership as a result of a disposition of Common Stock, and accordingly, no funds were expended in connection with the disposition.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of the Issuer.

   (a) As of the date of this Amendment No. 2 to the Schedule 13D, GBI beneficially owns 296,940 shares of Common Stock, including 266,550 shares of Common Stock issuable upon exercise of warrants issued to GBI exercisable at $0.875 per share until July 31, 2001 ("Private Warrants"), or approximately 2.7% of the outstanding shares of Common Stock (based on 11,188,271 shares of Common Stock outstanding, consisting of 10,921,721 shares outstanding as of December 12, 1997, as confirmed to the Reporting Person by the Issuer, together with 266,550 shares of Common Stock which would be outstanding upon exercise of the currently exercisable Private Warrants owned by GBI). In addition, as of the date of this Amendment No. 2 to the Schedule 13D, Alan Gaines ("Gaines"), an executive officer of GBI, owns 50,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

   (b) GBI has sole voting and dispositive powers with respect to 296,940 shares of Common Stock, including 266,550 shares issuable upon exercise of the Private Warrants. Gaines has sole voting and dispositive powers with respect to the 50,000 shares of Common Stock owned by him. Neither GBI or Gaines believes either party is controlled by or controlling of the other party. Gaines disclaims beneficial ownership of the shares of Common Stock beneficially owned by GBI and GBI disclaims beneficial ownership of the shares of Common Stock beneficially owned by Gaines.

   (c) In December 1997, GBI exercised Private Warrants to purchase 333,450 shares of Common Stock ("Warrant Shares"). GBI sold the Warrant Shares as follows: 15,000 shares at $2.7187 per share on December 2, 1997; 2,600 shares at $2.625 per share also on December 2, 1997; 15,850 shares at $2.5937 per share on December 3, 1997; and 300,000 shares at $2.5625 per share on December 4, 1997. On December 9 and 10, 1997, GBI sold, respectively, an additional 7,000 and 10,000 shares of Common Stock, each at $2.2532 per share.

   (d) Not applicable.

   (e) On December 4, 1997 the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

                  The Private Warrants were issued by the Issuer to GBI pursuant to a Warrant Agreement, dated August 1, 1996, between the Issuer and GBI.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1  --  Warrant Agreement, dated August 1, 1996 (previously filed).

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1997

                                                       /s/ Joseph Berland
                                                  -----------------------------
                                                     Joseph Berland, Chairman